21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

November 12, 2013

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”) Filed on April 19, 2013 (File No. 001-35126)

Dear Mr. Krikorian and Ms. Walsh:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 29, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

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Notes to the Consolidated Financial Statements

Note 1. Organization, page F-14

1.	We note that you disclose on page F-21 total assets and total liabilities of the Consolidated VIE. Please expand your disclosure to present the carrying amounts and classification of the VIE’s assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE for accrued service fees. In addition, disclose how your involvement with the VIE affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company intends to expand the presentation of the carrying amounts and classification of the VIE’s assets and liabilities on a more disaggregated basis, including the intercompany payable to 21Vianet China, the WFOE, for accrued service fees in Note 1 of its financial statements in its future Form 20-F filings. Supplementally, the Company has set forth below such information in the form of the disclosure that the Company plans to make in its future 20-F filings as if the Company had made such disclosure as of December 31, 2012 (additions that reflect changes from the 2012 Form 20-F are underlined).

Securities and Exchange Commission

November 12, 2013

“The following tables represent the financial information of the Consolidated VIE as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 before eliminating the intercompany balances and transactions between the Consolidated VIE and other entities within the Group:

	As of December 31,
	2011	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	93,609	167,920	26,953
Restricted cash	4,578	1,766	283
Accounts receivable (net of allowance for doubtful accounts of RMB2,121 and RMB341 (US$55) as of December 31, 2011 and 2012, respectively)	147,530	293,361	47,088
Prepaid expenses and other current assets	30,535	50,194	8,057
Deferred tax assets	4,856	8,585	1,378
Amounts due from related parties (2)	50,114	3,702	594

Total current assets	331,222	525,528	84,353

Non-current assets:
Property and equipment, net	447,908	559,653	89,831
Intangible assets, net	159,439	188,026	30,180
Goodwill	217,436	296,688	47,622
Deferred tax assets	11,243	10,914	1,752
Long-term investments	—	49,399	7,929

Total non-current assets	836,026	1,104,680	177,314

Total assets	1,167,248	1,630,208	261,667

Current liabilities:
Short-term bank borrowings	100,000	176,961	28,404
Accounts payable	82,008	108,860	17,473
Notes payable	4,578	—	—
Accrued expenses and other payables	106,011	124,886	20,046
Income tax payable	5,634	23,503	3,772
Customer deposits	23,907	22,976	3,688
Amount due to inter-companies (1)	211,811	459,072	73,687
Amount due to related parties (2)	96,615	88,162	14,151
Current portion of capital lease obligation	26,012	36,719	5,894

Total current liabilities	656,576	1,041,139	167,115

Non-current liabilities:
Amounts due to related parties—non-current	124,493	50,715	8,140
Non-current portion of capital lease obligations	73,896	52,352	8,403
Unrecognized tax benefits	26,712	12,340	1,981
Deferred tax liabilities	39,682	41,712	6,695
Deferred government grants	5,819	18,793	3,016

Total non-current liabilities	270,602	175,912	28,235

Total liabilities	927,178	1,217,051	195,350

Securities and Exchange Commission

November 12, 2013

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net revenues	525,454	11,021,006	1,527,626	245,201
Net profit	30,094	50,764	122,552	19,671

Securities and Exchange Commission

November 12, 2013

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net cash provided by operating activities	80,663	150,739	169,304	27,175
Net cash used in investing activities	(616)	(224,704)	(205,069)	(32,916)
Net cash provided by financing activities	41,835	86,109	110,076	17,668
Increase in cash and cash equivalents	121,882	12,144	74,311	11,927

(1)	Amount due to inter-companies consist of intercompany payables to the other companies within the Group for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIE. The Consolidated VIE had no intercompany payable to 21Vianet China for accrued service fees as of December 31, 2011 and 2012. Service fees accrued and paid by the Consolidated VIE to 21Vianet China were nil, nil, and RMB4.2 million (US$0.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively.
(2)	Information with respect to related parties is discussed in Note 23.

The Company supplementally advises the Staff that based on the Exclusive Technical Consulting and Services Agreement, the service fees charged by 21Vianet China to the Consolidated VIE are based on the agreed hourly rate and the number of hours spent by the employees of 21Vianet China providing such services to the Consolidated VIE. In addition, 21Vianet China has the right to, in its sole discretion, adjust the service fees based on the Exclusive Technical Consulting and Services Agreement.

Before 2012, the Company decided not to charge the Consolidated VIE any services fees because the Consolidated VIE had a relatively smaller scale of operations and it required a significant amount of capital expenditure to support its expansion. Since 2012, the Company started charging the Consolidated VIE services fees through 21Vianet China, as a result of more services provided by 21Vianet China to the Consolidated VIE in line with the rapid expansion of the Company’s business (both organic and acquired) in China. Service fees accrued and paid by the Consolidated VIE to 21Vianet China were RMB4.2 million (US$0.7 million) for the year ended December 31, 2012. In 2013, the Company expects that the amount of service fees it charges to the Consolidated VIE will be significantly higher than the 2012 level. During the nine months ended September 30, 2013, the service fees paid by the Consolidated VIE amounted to RMB 11.1 million. The Company respectfully advises the Staff that it intends to continue utilizing its sole discretion under the Exclusive Technical Consulting and Services Agreement to adjust the service fees appropriately, taking into accounts the number of employees that are involved in managing and serving the Consolidated VIE, the overall capital deployment efficiency and the working capital requirements for different subsidiaries.

Securities and Exchange Commission

November 12, 2013

2.	Paragraph 5A.d of ASC 810-10-50 requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

The Company respectfully advises the Staff that the Consolidated VIE operates data centers, and therefore its most important revenue-producing assets held by the Consolidated VIE are data center facilities. Data center facilities and equipment include data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements.

In addition, the VIE also holds important unrecognized revenue-producing assets, such as value-added technology licenses, registered copyrights, registered trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred.

In response to the Staff’s comment, the Company proposes to expand Note 1 of its financial statements in its future Form 20-F filings as follows (additions that reflect changes from the 2012 Form 20-F are underlined).

“Except for certain computer and network equipment with carrying amounts of RMB46,320 that were pledged to secure banking borrowings granted to the Company (Note 12), there were no pledges or collateralization of the Consolidated VIE’s assets. Creditors of the Consolidated VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the Consolidated VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIE operates the data center and owns facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. It also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIE during the periods presented.”

Securities and Exchange Commission

November 12, 2013

Note 4. Acquisitions

Business Combinations

21V Xi’an, page F-33

3.	We note your disclosure that you recognized a bargain purchase gain that represents the excess of the fair value of the property and equipment over the amount used to determine the original purchase consideration. Tell us what consideration you gave to discussing the reasons why the transaction resulted in a gain. Refer to ASC 805-30-50-1.f.2. In this regard, further explain to us how the purchase price was determined and why you believe the consideration was acceptable to the seller. Describe the methodology and assumptions used in the valuation of the property and equipment. In addition, please tell us how you considered the guidance in ASC 805-30-25-2 through 25-4.

The Company respectfully advises the Staff that the total purchase consideration for 100% of equity interest of 21V Xi’an of RMB15,977,000 (net of the pre-existing receivables and payables settled upon acquisition) was a result of the negotiation between the Company and aBitCool, Inc. (“aBitCool”), 21V Xi’an’s parent company with reference to the carrying amount of the net assets of 21V Xi’an.

The Company believes that aBitCool is willing to sell 21V Xi’an to the Company at an amount that approximates the carrying amount of 21V Xi’an’s net assets primarily due to the fact that aBitCool is in the process of liquidation by disposing substantially all of its assets and businesses. In addition, due to the license requirement to operate a data center in China, the number of potential buyers is limited and there was no competitive bidding process for the sale of 21V Xi’an.

This transaction, including the amount of the purchase consideration, was approved by the Company’s board of directors in accordance with the Company’s internal control procedures and corporate governance structure.

The Company considered the guidance in ASC 805-30-25-2 through 25-4 before recognizing the bargain purchase gain by comparing the amount in paragraph 805-30-30-1(b) to the aggregate amounts specific in (a) in that paragraph. Before recognizing such bargain purchase gain, the Company had reassessed whether it had correctly identified all of the assets acquired and all liabilities assumed considering all the contractual or legal rights and obligations of 21V Xi’an, the business model of 21V Xi’an and its value drivers, as well as the legal and regulatory environments in which 21V Xian operates in. The Company determines that the real estate property (the “Property”) within “property and equipment” has contributed to the bargain purchase gain. The fair value of the Property was determined by the Company with the assistance of independent third party valuation firm through the market method by using other comparable properties as a basis. The Company concluded that no additional assets or liabilities should be recognized in that review. The majority of the excess of fair values of the acquired net assets over their book values was attributable to the acquired Property, which had an estimated fair value of RMB19.5 million with a carrying value of RMB9.7 million as of the acquisition date.

Securities and Exchange Commission

November 12, 2013

4.	We note that you purchased 21V Xi’an from a subsidiary of aBitCool, Inc. Please describe your relationship with aBitCool, Inc. Tell us the amount of aBitCool, Inc.’s shareholder’s ownership interests in your company and in 21V Xi’an, before and after the transaction. In addition, please cite the authoritative literature relied upon in your accounting for the transaction.

The Company respectfully advises the Staff that the Company’s relationship with aBitCool Inc. (“aBitcool”) is as follows:

i)	To the Company’s knowledge, there are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company.

ii)	In terms of economic interests, the Common Shareholders’ ownership interests in the Company were 31.97% before and after the transaction.

iii)	In terms of voting power, the Common Shareholders’ voting power in the Company were 77.08% before and after the transaction. (The difference in percentages of economic interests and voting power is due to the Company’s dual-class capital structure.)

iv)	The Common Shareholders’ ownership interests in 21V Xi’an (through aBitCool) were 90.83% before the transaction as 21V Xi’an was a wholly-owned subsidiary of aBitcool and there is no difference in terms of economic interests and voting power. After the transaction, 21V Xi’an became a wholly-owned subsidiary of the Company and the Common Shareholders’ economic interest and voting power in 21V Xi’an would be similar to that noted in ii) and iii) above.

v)	Among the Common Shareholders, none of them held identical ownership interest in the Company and aBitCool as of the acquisition date of 21V Xi’an. None of these Common Shareholders held an interest of more than 50% (whether in terms of voting power or economic interests).

Therefore, based on the shareholding structure of the Company and aBitCool where there is neither a controlling shareholder nor the same group of shareholders holding identical ownership interest in the Company and aBitCool, the Company believes the acquisition of 21V Xi’an does not qualify to be accounted for under common control, nor common ownership as of the acquisition date of 21V Xi’an. Hence, the Company accounted for the acquisition of 21V Xi’an using purchase accounting method under ASC 805, Business Combinations.

Securities and Exchange Commission

November 12, 2013

5.	Tell us what consideration you gave to the disclosure requirements in ASC 850-10-50-1a and 50-5.

The Company respectfully advises the Staff that it has considered the disclosure requirements in ASC 850-10-50-1a and 50-5 and believes that its current disclosure regarding the related party relationship in Note 4 and Note 23 is sufficient based on the detailed analysis set forth in the Company’s responses to the Staff’s comments 3 and 4 above.

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Securities and Exchange Commission

November 12, 2013

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Shang-Wen Hsiao
Shang-Wen Hsiao
Chief Financial Officer

cc:	Sheng Chen, Chairman and Chief Executive Officer, 21Vianet Group, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ben Yang, Ernst & Young Hua Ming LLP